As filed with the Securities & Exchange Commission on July 10, 1995
 Registration No. 33-_____________

                     SECURITIES AND EXCHANGE COMMISSION
                                 FORM S-2
                       REGISTRATION STATEMENT UNDER
                        THE SECURITIES ACT OF 1933
                    DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
         Nebraska                                47-0643468
(State or other jurisdiction                    (I.R.S.
                                 Employer
of incorporation or organization                Identification
                                                 No.)
101 Southhall Lane, Suite 210, Maitland, Florida  32751
(407)875-9991 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
 Mitchel J. Laskey, President, Dynamic Healthcare Technologies, Inc., 101 Southhall Lane, Suite 210, Maitland,
Florida  32751  (407) 875-9991       Name, address, including zip
code, and telephone number, including area code, of agent for service) Copies should be sent to:
                 Richard N. Bernstein, Esq.
              Cohen, Berke, Bernstein, Brodie,
                  Kondell & Laszlo, P.A.
           2601 South Bayshore Drive, 19th Floor
                    Miami, Florida  33133
                      (305) 854-5900
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective. If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [x]
CALCULATION OF REGISTRATION FEE


Titles of each class of  Amount to be   Proposed       Proposed     Amount of
   securities to be      registered   offering price  aggregate    registration
      registered                         per Share   offering price     fee

9% Cumulative Convertible
Preferred Stock Series A,
$.01 par value           3,785,118     $1.00    $3,785,118       $1,305
                         Shares

Common Stock, $.01 par
value                    3,785,118     $.25      $946,280          $326
                         Shares <2>

Rights of Purchase 9%
Cumulative Convertible
Preferred Stock, Series
A, $.01 par value        3,291,407     ___<1>    ___<1>           ___<1>
                         Rights

9% Cumulative Convertible
Preferred Stock, Series A,
$.01 par value           750,000       $1.00     $750,000          $259
                         Shares <3>

Common Stock, $.01 par
value                    750,000       $.25      $187,500           $65
                         Shares <4>

<F1>  No separate consideration will be received for the Rights registered hereby
<F2>  The number of shares of Common Stock to be registered is equal to such indeterminate number of shares as may be issued upon conversion of the 9% Cumulative Convertible Preferred Stock, Series A, issuable upon exercise of the Rights.
<F3>  This number of shares of 9% Cumulative Convertible Preferred
      Stock, Series A, is equal to such indeterminate number of shares as may be issued upon the conversion of certain promissory notes (the "Notes").
<F4>  This number of shares of Common Stock to be registered is equal to such indeterminate number of shares as may be issued upon the conversion of the shares of 9% Cumulative Convertible Preferred Stock, Series A, issuable upon conversion of the Notes.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

              DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                     CROSS REFERENCE SHEET
     Showing Location in Prospectus of Information Required by
                       Items of Form S-2


        Registration Statement Item
Location in Prospectus

1.  Forepart of Registration Statement and Outside
     Front Cover Page of Prospectus                Outside Front Cover Page

2.  Inside Front and Outside Back Cover Page
     of Prospectus                                 Inside Front and Outside
                                                   Back Cover Pages of
                                                   Prospectus; Available
                                                   Information; Incorporation
                                                   of Certain Documents by
                                                   Reference

3.  Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges                     Prospectus Summary;
                                                   Special Considerations

4.  Use of Proceeds                                Use of Proceeds

5.  Determination of Offering Price                The Rights Offering -
                                                   Determination of
                                                   Subscription Price

6.  Dilution                                       Not Applicable

7.  Selling Security Holders                       Not Applicable

8.  Plan of Distribution                           Outside Front Cover Page;
                                                   The Rights Offering;
                                                   Recent Developments

9.  Description of Securities to be Registered     Description of Capital Stock

10. Interest of Named Experts and Counsel          Legal Matters; Experts

11. Information with Respect to the Registrant     Prospectus Summary;
                                                   Incorporation of Certain
                                                   Documents by Reference

12. Incorporation of Certain Information
     by Reference                                  Incorporation of Certain
                                                   Documents by Reference
13. Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities     Not Applicable

                               PROSPECTUS

                         DATED JULY 10, 1995

                     DYNAMIC HEALTHCARE TECHNOLOGIES, INC.

Up to 4,535,118 Shares of 9% Cumulative Convertible Preferred
Stock, Series A and 4,535,118 Shares of Common Stock

    Of the 4,535,118 shares of 9% Cumulative Convertible Preferred Stock, Series A, $.01 par value, (the "Series A Preferred Stock" or "Preferred Stock") of Dynamic Healthcare Technologies, Inc., f/k/a Terrano Corporation (the "Company") and 4,535,118 shares of Common Stock, $.01 par value, of the Company (the "Common Stock") offered hereby, (i) up to 3,785,118 shares of Series A Preferred Stock and up to 3,785,118 shares of Common Stock may be issued by the Company in connection with a Rights Offering (as hereinafter defined) and (ii) up to 750,000 shares of Series A Preferred Stock and up to 750,000 shares of Common Stock may be issued by the Company upon the conversion of certain promissory notes (the "Notes").

   The Company is issuing to the holders of Common Stock rights (collectively, the "Rights" and individually, a "Right") to subscribe during the Subscription Period (as herein defined) for shares (individually a "Share", and collectively, the "Shares") of the Series A Preferred Stock at $1.00 per Share (the "Subscription Price") in the ratio of one Right to purchase one
(1) Share of Series A Preferred Stock for every two (2) shares of Common Stock held of record at the close of business on August 15, 1995 (the "Rights Offering"). A Rights holder may purchase one Share for each Right held (the "Basic Subscription Privilege"). Each Right also carries the right to subscribe (the "Oversubscription Privilege") for an unlimited number of Shares that are not otherwise purchased pursuant to the exercise of Rights up to the total number of Rights issued plus, at the Company's option, up to an additional 493,711 shares (the "Additional Shares"). See "The Rights Offering - Subscription Privileges." If an insufficient number of Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, then the available Shares will be prorated among those who exercise the Oversubscription Privilege based upon the respective number of Shares as to which they exercise the Oversubscription Privilege. To the extent that the Oversubscription Privilege is not exercised in full, the Company may determine to offer the Shares not subscribed for (including Additional Shares) for sale to others, including current directors or shareholders of the Company or their affiliates, either directly or through underwriters of agents (the "Additional Offering"). The Rights are evidenced by transferable certificates.

     The Subscription Period expires at 5:00 p.m., Eastern time, thirty (30) days from the record date hereof on September 14, 1995 unless extended by the Company (the "Expiration Date"), and the Rights will be void and may not be exercised after that time.

     This Prospectus also relates to the issuance by the Company to holders of Notes of up to 750,000 shares of the Company's Series A Preferred Stock, upon conversion of such Notes, in the ratio of one (1) Share of Series A Preferred Stock for each dollar of the principal amount of such Note so converted during the Subscription Period. See "Recent Developments - Bridge Financing."

     The Common Stock is traded on the over-the-counter market.
On June 30, 1995 the closing bid and asked prices for the Common Stock were $1.0000 and $1.1875, respectively.




                                Price        Estimated       Proceeds to
                              to Public     Expenses<F1>       Company

Per Share of Series A
Preferred Stock               $1.00         $0.0124          $0.9876

             Total            $3,785,118    $46,955          $3,738,163

<F1>    Expenses payable by the Company included printing,
        postage, legal and accounting fees and miscellaneous expenses. The Rights and the Series A Preferred Stock are being offered and sold directly by the Company, and no commissions or other remuneration will be paid to any person for soliciting purchases of the Series A Preferred Stock.

                       The date of this Prospectus is July 10, 1995

                          THE SECURITIES OFFERED HEREBY
                          INVOLVE A HIGH DEGREE OF RISK
                           SEE "SPECIAL CONSIDERATIONS"



                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                 COMMISSION NOR HAS THE COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            Prior to this offering, there has been no public market for the Rights or the Series A Preferred Stock. The Subscription Price was determined by the Board of Directors of the Company. See "The Rights Offering - Determination of Subscription Price". The Rights and the Shares will not be traded or quoted on the NASDAQ system. There can be no assurance that a liquid market for the Rights or the Shares will develop.

             The Series A Preferred Stock offered hereby has a liquidation preference of $1.00 per Share, plus accrued dividends, and is convertible at the option of the holder at any time unless previously redeemed, into Common Stock at a conversion price of $1.25 per Share (equivalent to a ratio of one share of Common Stock for each Share of Series A Preferred Stock), subject to adjustment under certain conditions.
Dividends on the Series A Preferred Stock will be cumulative and payable quarterly commencing September 30, 1995, at a rate of 9% per annum of the liquidation value thereof ($.09 per share per annum).

                 The Series A Preferred Stock is redeemable at the option of the Company on or after July 1, 1998, in whole or from time to time in part, at the redemption prices set forth herein, together with accrued interest.

                           AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange act of 1934 ("Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, N.Y. 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Such material can also be inspected at the New York, Boston, Midwest, Pacific and Philadelphia Stock Exchanges. Copies can be obtained by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

        The Company has filed a Registration Statement on Form S-2 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act of 19933 ("Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus concerning provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or attached hereto, each such statement being qualified in all respects by such references.




              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        This Prospectus is summary in nature, does not purport to be a full and complete statement of the business, affairs and financial condition of the Company and should be read in conjunction with the following documents of the Company which have been filed with the Commission and are hereby incorporated by reference into this Prospectus: the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Form 10-Q for the three months ended March 31, 1995.

                All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date hereof are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing such documents with the Commission. Any statement contained herein, in any supplement or amendment hereof or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any supplement or amendment hereof modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any supplement or amendment hereof.

               Neither the delivery of this Prospectus nor any sale of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

        This Prospectus is accompanied by the Company's Annual Report for the year ended December 31, 1994 and the Company's Form 10-Q for the three months ended March 31, 1995. Copies of the documents incorporated by reference herein are available from the Company without charge (other than exhibits to such document, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) to any person to whom this Prospectus is delivered, upon written request of such person. Requests for such copies should be directed to Mitchel J. Laskey, President and Chief Operating Officer of the Company, at the Company's offices located at 101 Southhall Lane, Suite 210, Maitland, Florida 32751. The Company's telephone number is (407) 875-9991.

                            PROSPECTUS SUMMARY


     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information, including Financial Statements and related Notes, accompanying the Prospectus.


The Company

      The Company is a software developer, systems provider and marketer of laboratory, anesthesiology, document imaging, and other niche products in the healthcare information systems industry. The Company sells computer hardware and software products and provides maintenance and support services. The principal markets in which the Company participates include laboratory information services, document imaging solutions, anesthesia information systems, professional and technical consulting, support and maintenance services and niche software products.

      The Company is a Nebraska corporation organized in 1977 and operated under the name Terrano Corporation until June, 1995. It acquired Dynamic Technical Resources, Inc. ("DTR"), a Florida corporation, in August, 1994. DTR's primary business was professional and technical consulting, support and maintenance services, document imaging solutions and niche software products.
The Company maintains its principal offices at 101 Southhall
Lane, Suite 210, Maitland, Florida 32751. Its telephone number is (407) 875-9991.


The Rights Offering


Securities Offered: 3,785,118 Shares of the Company's Series A Preferred Stock, upon the exercise of transferrable Rights to subscribe for one (1) Share of Series A Preferred Stock for every two (2) shares of Common Stock held on the Record Date. No fractional Shares or Rights certificates will be issued.


Basis Subscription Privilege:  One transferable Right.  Each
Right entitles its registered holder to purchase one Share of Series A Preferred Stock at the Subscription Price.


Oversubscription Privilege: Each Right carries the right of the holder to whom it is issued to subscribe at the Subscription Price for an unlimited number of Shares that are not otherwise purchased pursuant to the exercise of Rights up to the total number of Rights issued plus, at the Company's option, part or all of the Additional Shares. See "The Rights Offering - Subscription Privileges - Oversubscription Privilege." If an insufficient number of Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, then the available Shares will be prorated among those who exercise the Oversubscription Privilege. To the extent the Oversubscription Privilege is not exercised in full, the Company may determine to offer any or all of the Shares not subscribed for (including any Additional Shares) for sale to others, including current directors or shareholders of the Company' or their affiliates, either directly or through underwriters or agents. See "The Rights Offering - Subscription Privileges."


Subscription Price:  $1.00 per Share


Record Date:  August 15, 1995 at 5:00 p.m., Eastern Time


Expiration Date of Rights:  September 14, 1995 at 5:00 p.m.,
Eastern Time or thirty (30) days from the record date hereof. The "Subscription Period" is the period from the date of this Prospectus to and including the Expiration Date.

Transferability of Rights: Rights are transferable until the close of business on the trading day immediately preceding the Expiration Date. The Rights will not be traded or quoted on the NASDAQ system and there can be no assurance that a market for the Rights will develop.

Subscription Agent: The Company will act as the subscription agent.


Exercise of the Subscription Privileges: The Basic Subscription Privilege and the Oversubscription Privilege may be exercised by properly completing the Subscription Certificate and forwarding it (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Share subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Price, to the Company, which must receive such Subscription Certificate or Notice of Guaranteed Delivery and payment on or prior to the Expiration Date. If Subscription Certificates are sent by mail, Rights holders are urged to use insured, registered mail.

   If the aggregate Subscription Price paid by an exercising Rights holder is insufficient to purchase the number of Shares that the holder indicates are being subscribed for, or if no number of Shares to be purchased is specified, then the Rights holder will be deemed to have exercised the Basic Subscription Privilege to purchase Shares to the full extent of the payment tendered. If the aggregate Subscription Price paid by an exercising Rights holder exceeds the amount necessary to purchase the number of Shares for which the Rights holder has indicated an intention to subscribe, then the Rights holder will be deemed to have exercised the Oversubscription Privilege to the full extent of the excess payment tendered.

      Once a holder of the Rights has properly exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering -
Exercise of Rights."


Persons Holding Common Stock, or Wishing to Exercise Rights, Through Others: Persons holding shares of Common Stock and receiving the Rights issuable with respect thereto through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for Common Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them. See "The Rights Offering - Exercise of Rights."


Conversion of Notes


Securities Offered:  750,000 Shares of the Company's Series A
Preferred Stock, upon the conversion of Notes.


Basis of Conversion: One share of Series A Preferred Stock for each dollar of principal amount of Notes converted.


Expiration of Right to Convert:  The Expiration Date.


Terms of Series A Preferred Stock


Dividend Rate: Annual cumulative dividends of $0.09 per share payable quarterly on March 31, June 30, September 30 and December
31, 1995. Dividends shall accrue and accumulate commencing on the Expiration Date.

Conversion: Convertible into Common Stock at anytime until June 30, 2000 at an implied conversion price of $1.25 per share of Common Stock. The value of each Share for conversion purposes is $1.00. Therefore, additional consideration of $.25 per share, subject to adjustment, is required upon conversion of each Share.


Liquidation Value:  $1.00 per Share, plus accrued dividends.


Redemption: Redeemable in whole or in part, at the option of the Company at any time on or after July 1, 1998 at a price of $1.10 per Share during the first twelve month period and at a price of $1.00 per Share thereafter.


Use of Proceeds

     The net proceeds from the sale of the Shares may be used to repay up to $500,000 of principal amount of the Notes, and the balance for working capital and other general corporate purposes.
See "Use of Proceeds" and "Recent Developments."


Selected Financial Information
(in thousands except per share data)


                                                            Three months
                                                               ended
                                Year Ended December 31        March 31


                               1994     1993      1992      1995     1994


Operating Revenue             $6,987   $9,688    $8,411    $2,234  $2,254
Restructuring Charge            686      ____      ____      ____    ____
Loss from Discontinuance of
 Product Line                   ____     ____     2,000      ____    ____
Net Earnings (Loss) from
 Continuing Operations       (3,698)      246    (2,118)     (443)  ( 204)
Net Earnings (Loss) from
 Continuing Operations per
  common share                (0.67)     0.05     (0.40)    (0.07)  (0.04)

Total Assets                   7,000    6,803     5,940     7,016   6,716

Long-Term Obligations           113      ____      ____       95     ____
Shareholders' Equity           1,112    3,462     3,210      674    3,298

Ratio of Earnings to Fixed
 Charges                        -       16.09       -         -       -
                             (Note 1)           (Note 1)  (Note 1) (Note 1)


Note 1:    Earnings are inadequate to cover fixed
                charges.


                                SPECIAL CONSIDERATIONS


            The securities being offered hereby are speculative, involve a high degree of risk, and should only be considered by those persons able to afford the loss of their entire investment. Accordingly, prospective investors should carefully consider the following factors, among other significant considerations set forth herein, prior to making any investment in the Company.

     1. Potential Need for Additional Financing. The capital which the Company will have after the Rights Offering is completed may not be adequate to finance the business of the Company. This could dramatically limit the Company's ability to achieve its objectives. Therefore, it is likely that the Company will seek additional capital in the future. No assurance can be given, however, that the Company will be able to obtain additional capital or, if available that such additional capital will be available on terms acceptable to the Company.

                         Furthermore, currently the Company has a
Revolving Line of Credit with a bank (the "Bank") under which as of June 1, 1995 the principal amount of $3,400,000 and a $100,000 letter of credit were outstanding. The Revolving Line of Credit is payable upon demand. On March 20, 1995, the Company and the Bank entered into a letter agreement whereby it was agreed that the terms of payment under the Revolving Line of Credit shall be modified to reflect a maturity date of April 30, 1996 in lieu of the demand provision, subject to: (1) the closing and funding of a $1,000,000 equity or debt injection, subordinated to the Bank debt and on terms and conditions acceptable to the Bank; and (2) the modification and expansion, on terms acceptable to the Bank, of existing financial covenants based upon Company-prepared projections of financial condition deemed reasonable by the Bank and tested on a quarterly basis. There can be no assurance that the Revolving Line of Credit will be modified to provide for a maturity date of April 30, 1996 or that the Bank will not demand payment of the outstanding principal balance. In the event the Bank demands the outstanding principal balance due, and should the Company be unable to secure additional financing or refinance this debt under terms and conditions satisfactory to the Company, this could result in the Company becoming insolvent.

     2. SEC Investigation. In October 1994, in connection with conducting a review of the Company's operations, internal controls and financial accounting in preparing the Company's 1994 third quarter financial statement, the Company's new management discovered possible misapplication and errors in the application of generally accepted accounting principles in the Company's method of recognizing income in its previously issued financial statements. On November 15, 1994, these problems and issues were reported to the Company's Audit Committee which immediately authorized an independent internal investigation pertaining to income and revenue recognition during prior accounting periods.
The independent internal investigation revealed that the Company's financial statements during certain periods prior to September 30, 1994 had improperly recognized income and recommended that the Company restate and amend its previously reported financial statements for the years ended December 31, 1993 and December 31, 1992 and for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994. On January 23, 1995
such restated financial statements were filed with the Securities and Exchange Commission.
            The Securities and Exchange Commission ("SEC") is conducting an investigation which the Company believes is related to the Company's previous revenue recognition practices.
Although the Company intends to fully cooperate with the SEC's investigation, there can be no assurance SEC proceedings will not result in substantial criminal fines and penalties and civil penalties.

     3.     NASDAQ Delisting.  To be eligible for
continued listing on the NASDAQ system, all securities, except warrants and rights, must maintain a minimum bid price of $1.00 or, as an alternative if the bid price is less than $1.00 maintain capital and surplus of $2,000,000 and a market value of public float of $1,000,000. The Company received correspondence from NASDAQ, on July 5, 1995, stating that the Company is below the required capital and surplus minimum and would be delisted. The Company has appealed for a temporary exception to the NASDAQ maintenance requirement but remains delisted as of July 10, 1995. There can be no assurance that NASDAQ will grant the Company temporary exception to the maintenance requirements, that the Company will be able to comply with the maintenance requirements, nor that the Company's Common Stock will regain listing on the NASDAQ system.

     4. Dependence on Key Personnel. The management of the Company and its existing marketing capabilities is dependent to a great extent upon its chief executive officer, David M. Pomerance, and its President and Chief Operating Officer, Mitchel
J. Laskey. The loss of the services of either individual could have an adverse effect upon the business of the Company until a suitable replacement could be found.

     5. FDA Regulation. Since certain of the Company's products are considered "medical devices" under the Federal Food, Drug and Cosmetic Act, the Company is subject to regulation by the U.S. Food & Drug Administration (the "FDA"). The Company is required to register its manufacturing facilities with the FDA and its manufacturing operations regarding medical devices are required to be in compliance with the FDA's rules and regulations. On May 2, 1995 the FDA sent the Company a warning letter that it was not operating in conformance with certain regulations. On May 23, 1995, the Company responded to the FDA's warning letter setting forth corrective actions the Company proposes to take. Failure to promptly correct these violations may result in regulatory action being initiated by the FDA without further notice which could include seizure, injunction and/or civil penalties. The Company has been notified that the FDA will conduct a reinspection to confirm the Company's compliance with applicable rules and regulations. In addition to the foregoing, the Company's must receive FDA approval prior to selling medical devices. Although the Company works with the FDA to obtain FDA approval when necessary, there can be no assurance that the Company will ultimately be able to obtain the required
FDA approvals to market its products.

     6. Competition. Numerous companies and individuals are engaged in businesses similar to that of the Company; therefore, such business is very competitive. Many of the Company's competitors have materially greater financial and other resources than does the Company. Accordingly, there can be no assurance that the Company will be able to effectively compete with its competitors.

     7. Absence of Dividends. No dividends have been declared or paid by the Company on its Common Stock. The Company intends to employ all available funds in its business and accordingly, does not intend to pay any cash dividends on its Common Stock in the foreseeable future. Furthermore, there can be no assurance that the Company will be able to pay accumulated dividends on the Preferred Stock.

     8. Market for the Preferred Stock. There is currently no public trading market for the Rights or Preferred Stock. The Rights and the Preferred Stock will not be traded or quoted on the NASDAQ system. The subscription price is not based on any estimate of the market value of the Preferred Stock and no representation is made that the shares of Preferred Stock hereby have a market value equivalent to, or could be resold at, the Subscription Price. Investors may be required to convert their shares of Preferred Stock into shares of the Company's Common Stock, in order to dispose of their shares of Preferred Stock.

     9. Market Risk in Exercising Subscription Rights. There can be no assurance that the market value of the Preferred Stock or the shares of the Common Stock into which the Preferred Stock may be converted will not fall below the Subscription Price or the implied conversion price of the Common Stock, respectively, between the time a shareholder exercises a Subscription Right and the time the shareholder takes delivery of the Preferred Stock. Once a shareholder has exercised a Subscription Right, the exercise is irrevocable.

     10. Possible Dilution of Ownership Interest. Each share of the Preferred Stock may be converted into one (1) share of the Common Stock (subject to adjustment) and will be entitled to vote on all matters presented to stockholders if converted. Accordingly, shareholders who do not exercise their Subscription Rights in full may realize a dilution in their voting rights and percentage interest in future net earnings, if any, of the Company.

                         RECENT DEVELOPMENTS


Bridge Financing:

     As of July 10, 1995 the Company has sold to accredited investors twenty-seven (27) units of the Company's securities for a total of $675,000 pursuant to a private placement being made by the Company. Each unit consists of a $25,000 9% Subordinated Convertible Note (the "Note") of the Company and warrants to purchase 5,000 shares of Common Stock at a price of $1.00 per share. The warrants are exercisable for a period of five (5) years commencing on the date of issuance and contain certain registration rights.

     The Notes are payable on the earlier of (i) one year from the date of issuance; (ii) the date on which the Company receives equity or debt financing the gross proceeds of which are equal to or greater than $1,000,000, or (iii) the Expiration Date.

     The holders of Notes may elect to convert the Note into such number of shares of Series A Preferred Stock equal to the principal amount of such Note, in lieu of receiving funds representing the principal amount of such Note. Thomas J. Martinson, Chairman of the Board, David H. Pomerance, Chief Executive Officer and Secretary, and Mitchel J. Laskey, President, Chief Operating Officer and Treasure, purchased Notes equal to an aggregate principal amount of $250,000 and have agreed to convert such Notes into an aggregate of 250,000 shares of Series A Preferred Stock.

New Facilities:

     On January 31, 1995, the Company entered into a Sublease Agreement to sublease premises located at 101 Southhall Lane, Suite 210, Maitland, Florida 32751 comprising 14,612 square feet. The term of the sublease commenced on April 1, 1995 and terminates on March 31, 1999. The base rent is as follows: Year 1 - $189,956.00; Year 2 - $197,262.00; Year 3 - $204,568.00; and
Year 4 - $211,874.00. The Company has two future expansion options for space aggregating 5,514 square feet at the then current lease rate.


      THE RIGHTS OFFERING

General

     The Rights Offering affords each of the Company's shareholders as of the Record Date the opportunity to subscribe for and purchase one (1) Share of Series A Preferred Stock for every two (2) shares of Common Stock owned by such shareholder on the Record Date at the Subscription Price. The Rights are evidenced by transferable Subscription Certificates. The Rights are being issued to the Company's shareholders at no charge.

Determination of Subscription Price

     The Subscription Price was determined by the Board of Directors of the Company. Among the factors considered in determining the Subscription Price were the public market price for the Company's Common Stock, the history and prospects of the Company, its prospects for future earnings, the book value of the Company's assets, the general conditions of the securities market, and the prices of equity securities of comparable companies.


Rights

     The Company is distributing to each of its shareholders of record on the Record Date, without charge, one transferable Right for every two (2) shares of Common Stock held of record by such shareholders on the Record Date, or a total 3,291,407 Rights. Each Right entitles its holder to subscribe for and purchase one
(1) Share of Series A Preferred Stock at the Subscription Price during the Subscription Period.
Fractional Rights

     Fractional Rights are not being issued and the number of Rights issued to a record holder of a number of shares of Common Stock not divisible by two is determined by dividing two into the number of shares of Common Stock held of record on the Record Date and rounding up to the nearest number of shares of Common Stock held of record on the Record Date and rounding up to the nearest whole number.


Subscription Period

     The Subscription Period commences on the date of this Prospectus and will expire at the Expiration Date, unless extended by the Company as described below. The Rights will be void and may not be exercised after the Expiration Date.

     The Expiration Date may be extended by the Company from time to time in its sole discretion by issuing a press release to that effect no later than 10:00 a.m., Eastern Time, on the following business day.


Subscription Privileges

     Basic Subscription Privilege. Each Right entitles the holder thereof to purchase at the Subscription Price one Share of Series A Preferred Stock (the "Basic Subscription Privilege").
Certificates representing Shares purchased pursuant to the Basic
Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date.

     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right of the holder to whom it is issued to subscribe, at the Subscription Price, for an unlimited number of additional Shares of Series A Preferred Stock up to the total number of Rights issued plus, at the Company's option, part or all of the Additional Shares (the "Oversubscription Privilege"). Only holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

     Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent of Shares not subscribed for through exercise of the Basic Subscription Privilege plus, at the Company's option, the Additional Shares. If Shares not subscribed for through the Basic Subscription Privilege (plus, if the Company so elects, the Additional Shares) (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional Shares) among those holders of Rights exercising the Oversubscription Privilege in proportion to the number of Shares subscribed for by all holders of Rights pursuant to the Oversubscription Privilege. If a proration of the Excess Shares results in a Holder receiving fewer Excess Shares than such holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder as the Subscription Price for Shares not issued will be returned without interest or deduction. Certificates representing Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

     In order to exercise the Oversubscription Privilege, banks, brokers and other nominee holders of Rights who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Company the aggregate number of Rights as to which the Oversubscription Privilege has been exercised and the number of Shares hereby subscribed for by each beneficial owner of Rights on whose behalf such nominee holder is acting. Copies of the Nominee Holder Certification form may be obtained from the Company.

     To the extent that the Oversubscription Privilege is not exercised in full, the Company may determine to offer any or all of the Shares not subscribed for (including any Additional
Shares) for sale in the Additional Offering to others, including current directors or shareholders of the Company or their affiliates, either directly or through underwriters or agents, for $1.00 per Share.

Subscription Price

     The Subscription Price is $1.00 per Share subscribed for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege and payable only in cash.

Exercise of Rights

     Rights holders may exercise their Rights by delivering to the Company, at the addresses specified below, at or prior to the Expiration Date, the properly completed and executed Subscription Certificate(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment may only be made (a) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to Dynamic Healthcare Technologies, Inc., or (b) by wire transfer of funds to the account maintained by the Company for the purpose of accepting subscriptions, or (c) a combination of the foregoing. The Subscription Price will be deemed to have been received by the Company only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order, or (iii) receipt of collected funds in the Company's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five (5) business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

     The addresses to which the Subscription Certificates and payment of the Subscription price should be delivered are:

        If by mail or by hand or overnight courier:

              Dynamic Healthcare Technologies, Inc.
              101 Southhall Lane, Suite 210
              Maitland, FL  32751
              Attention:  Investor Services

        The Company's telephone number is (407) 875-9991, or
(800) 832-3020.


     If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate(s) evidencing those Rights to reach the Company prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery
Procedures") are met:


                    (i)  the Rights holder has caused payment in
full of the Subscription Price for each Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to be received (in the manner set forth above) by the Company at or prior to the Expiration Date;

                 (ii) the Company receives, at or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Dynamic Healthcare Technologies, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Guarantor Institution" (as that term is defined in Rule 17Ad-15 under the Exchange Act), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate(s) held by the exercising Rights holder, the number of Shares being subscribed for pursuant to the Basic Subscription Privilege and, if any, pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Company of the Subscription Certificate(s) evidencing those Rights within six
(6) NASDAQ trading days following the date of the Notice of Guaranteed Delivery; and

               (iii) the properly completed Subscription
Certificate(s) evidencing the Rights being exercised, with any signatures guaranteed as required, is received by the Company within six (6) business days following the date of the
Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopier no. (407) 875-9915).

          Additional copies of the form of Notice of Guaranteed
Delivery are available upon request from the Company at the addressees and telephone number above.

          If an exercising Rights holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights holder indicates are being exercised, then the Rights holder will be deemed to have exercised the Basic
Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment delivered by the Rights holder, and to the extent that the aggregate Subscription Price payment delivered by the Rights holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription
Certificates delivered by the Rights holder (such excess being the "Subscription Excess"), the Rights holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after such division shall be returned to the Rights holder promptly by mail without interest or deduction.

      Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of the Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the Shares for which that holder subscribed pursuant to the Oversubscription Privilege, then the excess funds paid by that holder as the Subscription Price for Shares not allocated to such Rights holder shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

          Unless a Subscription Certificate (i) provides that the Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the holder of such Rights, or (ii) is submitted for the account of an Eligible
Guarantor Institution, signatures on each Subscription
Certificate must be guaranteed by an Eligible Guarantor
Institution.

          Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the record holder of that beneficial owner's Rights should complete appropriate Subscription Certificates and submit them to the Company with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

       The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail.
SUBSCRIPTION CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE
COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE COMPANY ARE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND SUBSCRIPTION CERTIFICATES AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE COMPANY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE (5) BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

          All issues concerning the timeliness, validity, form and eligibility of any exercise of Rights will be resolved by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscription Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. The Company will not be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

          Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Company at one of its addresses set forth above (telephone (407) 875-9991 or (800) 832-3020.

No Revocation

          ONCE A HOLDER OF RIGHTS HAS PROPERLY EXERCISED THE
BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION
PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Method of Transferring Rights

          Rights may be purchased or sold through usual investment channels, however, the Rights will not be traded or quoted on NASDAQ.

         The Rights evidenced by a single Subscription
Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the following instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Company a Subscription
Certificate properly endorsed for transfer, with instructions to register that portion of the Rights indicated therein in the name of the transferee and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights. In that event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

          Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Company, (ii) new Subscription Certificates to be issued and transmitted to the transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates to be exercised or sold by the recipients thereof. Such amount of time could range from two (2) to ten (10) business days, depending upon the method by which delivery of the Subscription Certificates and payment is made and the number of transactions which the Rights holder instructs the Company to effect. The Company shall not have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

          All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company.

Procedures for DTC Participants

          It is anticipated that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). A holder of DTC Exercised Rights may exercise the Oversubscription Privilege in respect thereof by properly executing and delivering to the Company, at or prior to the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Units for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Company.

Interpretation

          All issues with respect to the validity, form and eligibility of the exercise of any Rights, Oversubscription Privilege or request for transfer will be resolved solely by the Company. The Company in its sole discretion may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as it may determine, or reject the exercise of any Right, Oversubscription Privilege, or request for transfer.
A subscription or request for transfer will not be deemed to have been made until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. The Company will not be under any duty to give notification of defects with regard to the exercise of any Rights, Oversubscription Privilege or request for transfer, or incur any liability for failure to give such notification or to make such transfer.

State and Foreign Securities Law

          The Company will not offer, sell or issue any Rights or Shares in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require the Company to incur costs, obligations or time delays which the Company determines, in its sole discretion, are disproportionate to the net proceeds to be realized by the Company from such offers, sales or issuances. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights and the Shares. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any shareholder, unless it determines that it may lawfully accept such subscriptions, even if it could do so by qualifying the Shares for sale or by taking other actions in such jurisdictions.

Rights of Subscribers

          Subscribers will have no rights as shareholders of the Company with respect to the Shares until stock certificates representing Shares for which they have subscribed are issued to them. Subscribers will not have any right to revoke their subscriptions after delivery of their subscriptions to the Rights Agent.


            CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion summarizes certain federal income tax aspects of the distribution of the Rights and the Oversubscription Privilege and the acquisition of the Series A
Preferred Stock pursuant to the exercise of the Rights and the Oversubscription Privilege. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations (the "Regulations"), and the judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus.
Each investor should be aware that the Code, the Regulations, and the interpretations thereof may be subject to change and that any change may be applied retroactively.

          This discussion does not purport to deal with all of the aspects of federal income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the Code (for example, banks, foreign persons, life insurance companies, or tax exempt organizations). EACH INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR AS TO ANY FEDERAL, STATE, LOCAL, OR OTHER TAX CONSIDERATIONS AFFECTING THE DISTRIBUTION OF THE RIGHTS, THE OVERSUBSCRIPTION PRIVILEGE, AND THE PURCHASE, HOLDING, AND DISPOSITION OF THE RIGHTS, THE SERIES A PREFERRED STOCK, OR THE COMMON STOCK.

Receipt of the Rights and the Oversubscription Privilege

          The distribution of the Rights and the related Oversubscription Privilege may be treated as a dividend for federal income tax purposes unless the Company establishes that such distribution will not result in a disproportionate distribution under Code Section 305(b)(2). The Regulations provide that the distribution of convertible preferred stock or rights to purchase convertible preferred stock will result in a disproportionate distribution when both of the following conditions exist: (i) the conversion right must be exercised within a relatively short period of time after the distribution of the convertible preferred stock; and (ii) it may be anticipated that some shareholders will exercise the conversion rights and some will not taking into account such factors as the dividend rate, the redemption provisions, the marketability of the convertible preferred stock, and the conversion price. If the conversion right may be exercised over a period of many years, and the dividend rate is consistent with market conditions at the time the distribution of the convertible preferred stock or the rights to purchase the convertible preferred stock is made, the Regulations stated that it is unlikely that a disproportionate distribution will result. Although the period to exercise the conversion right under to the Series A Preferred Stock is relatively short, the Company believes that the distribution of the Rights and the related Oversubscription Privilege will not result in disproportionate distribution treated as a dividend because of the market conditions existing as of the date of issuance.

          Except as described below, the tax basis upon exercise or sale of the Rights will be determined by allocating the tax basis of the Common Stock with respect to which the distribution was made (the "Old Common Stock") between the Old Common Stock and the Rights in proportion to their relative fair market values as of the date of distribution. If the fair market value of the Rights as of the date of distribution is less than 15% of the fair market value of the Old Common Stock as of such date, however, the tax basis of the Rights will be zero unless the shareholder makes an irrevocable election to allocate part of the basis of the Old Common Stock to the Rights, as described in the preceding sentence. The election is to be made by attaching a statement to the shareholder's federal income tax return filed for the taxable year in which the Rights are received and will apply to all Rights received by a shareholder in the Rights
Offering. The tax basis of the Series A Preferred Stock received upon exercise of the Rights will be equal to the sum of the basis of the Rights, if any, and the Subscription Price.

Exercise of the Rights and the Oversubscription Privilege

          No gain or loss will be recognized by a shareholder upon exercise of the Rights and the Oversubscription Privilege. The holding period of the Shares of Series A Preferred Stock received upon exercise of the Rights and the Oversubscription Privilege will commence as of the date of such exercise.

Expiration of Unexercised Rights

          If the Rights received by a shareholder are not exercised and are allowed to expire, no adjustment will be made to the basis of the Old Common Stock and no gain or loss will be realized by such shareholder on the expiration of such Rights.

Sale or Exchange of the Rights

          Gain or loss will be recognized by a shareholder who is a United States citizen, resident, or corporation upon the sale or exchange of the Rights in an amount equal to the difference between the amount realized upon the sale or exchange of the Rights and the tax basis of the Rights sold or exchanged. Such gain or loss treatment may be subject to capital gain or loss treatment if the Rights are capital assets in the hands of the shareholder and may be classified as a long-term capital gain or loss if the shareholder's holding period in the Rights is more than one (1) year. The holding period of the Rights will include the period during which the stockholder held the Old Common Stock.

Distributions on Series A Preferred Stock and Common Stock

          Distributions of property made by the Company with respect to the Series A Preferred Stock or the Common Stock to a United States Shareholder will be treated as dividends for federal income tax purposes to the extent such distributions are treated as made out of the Company's current or accumulated earnings and profits, and will be includible in gross income and characterized as ordinary income to the shareholders. To the extent that such distributions exceed the Company's current or accumulated earnings and profits, such excess will be treated as a return of capital and will be applied against and reduce the adjusted basis of the Series A Preferred Stock or Common Stock in the hands of each holder. The amount of any such distribution which exceeds the adjusted basis of the Series A Preferred Stock or Common Stock in the hands of the holder will be treated as gain from the sale or exchange or such stock, generally reportable as capital gain (provided the Series A Preferred Stock or Common Stock is held as a capital asset). If the Company does not have sufficient earnings and profits during a year for all distributions made to holders of Common Stock and Series A
Preferred Stock to be treated as dividends, then generally, current earnings and profits will be allocated first to the distributions made to holders of Series A Preferred Stock.

Redemption Premium

          If the Company redeems the Series A Preferred Stock after a specified period at a price higher than the issue price, the difference between the redemption price and the issue price (the "redemption premium") will be deemed a distribution on preferred stock which may be taxable as a dividend and which may be deemed to be constructively received by the shareholder over the period of time during which the preferred stock cannot be called for redemption unless the redemption premium is "reasonable." Whether a premium is reasonable will be determined under Code Section 305(c) and the Regulations promulgated thereunder and will be in accordance with the original issue discount rules. A redemption premium will generally be considered reasonable if it is in the nature of a penalty for a premature redemption of the preferred stock and if such premium does not exceed the amount the Company would be required to pay for the right to make such premature redemption under market conditions existing at the time of issuance. The Regulations provide a safe harbor for redemption premiums that are not in excess of 10% of the issue price on stock which is not redeemable for five (5) years from the date of issue. Although the Series A Preferred Stock will not qualify for the safe harbor, the Company believes that the redemption premium on the Series A Preferred Stock should be considered reasonable in light of market conditions existing as of the date of issuance.

Redemption in Exchange for Cash

          The redemption of Shares of Series A Preferred Stock for cash will be treated as a taxable event.

         The redemption of Shares of Series A Preferred Stock for cash may be treated under Code Section 302 as a distribution that is taxable as a dividend, to the extent described above, unless the redemption (i) results in a "complete termination" of all of the stockholder's stock interest in the Company under Code
Section 302(b)(3), (ii) is "substantially disproportionate" with respect to the stockholder under Code Section 302(b)(2) and the stockholder owns less than fifty (50%) percent of the total combined voting power of all classes entitled to vote immediately after the redemption, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder under Code Section
302(b)(1). In determining whether the redemption is not treated as a dividend, stock considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in
Section 318, as well as stock actually owned, must be taken into account.

          Generally, a distribution to a stockholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the stockholder's percentage interest in the Company. The Internal Revenue Service (the "IRS") has indicated through published rulings and the Regulations that a redemption of preferred stock from a stockholder who exercises no control over company affairs (including ownership of common stock) will be treated as being "not essentially equivalent to a dividend."

          If the redemption is not treated as a dividend, the redemption of the Series A Preferred Stock for cash would result in taxable gain or loss equal to the difference between the amount of cash received and the stockholder's tax basis in the Series A Preferred Stock. Such gain or loss may be subject to capital gain or loss treatment if the Series A Preferred Stock is held as a capital asset and may be classified as a long-term capital gain or loss if the holding period for the Series A Preferred Stock exceeds one (1) year.

          If a redemption of the Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash received by the shareholder. The shareholder's basis in the redeemed Series A Preferred Stock will be transferred to and increase the basis of his remaining shares of stock in the

Company. If the shareholder does not retain any stock ownership in the Company, the basis in the redeemed shares may be transferred to the shares of a related taxpayer that were attributed to the shareholder.

Conversion of Series A Preferred Stock into Common Stock

          No gain or loss will be recognized for federal income tax purposes on conversion of the Series A Preferred Stock solely into shares of Common Stock by the shareholder. However, the receipt of any cash paid in lieu of fractional shares of Common Stock will be treated as a distribution followed by a redemption and therefore subject to federal income taxation. The tax basis for the shares of Common Stock received upon conversion will be equal to the adjusted tax basis of the Series A Preferred Stock converted. If the Series A Preferred Stock is held as a capital asset, the holding period of the shares of Common Stock will include the holding period of the Series A Preferred Stock.

Adjustment of Conversion Price

          Code Section 305 treats as a taxable dividend certain actual or constructive distributions of stock made by the Company with respect to its stock. The Regulations treat a holder of convertible preferred stock as having received such a constructive distribution if the shareholder's proportionate interest in the Company's earnings and profits or assets is increased and such distribution results in a disproportionate distribution as defined in Code Section 305(b)(2), (3), (4) or
(5). Thus, under certain circumstances, an adjustment in the conversion ratio or conversion price of the Series A Preferred Stock may be taxable to the holders thereof as a dividend, even though no cash or property was actually received from the Company. In addition, the failure to adjust fully the conversion ratio or conversion price of the Series A Preferred Stock to reflect distributions of stock dividends with respect to Common Stock (or rights to acquire such stock) may result in such dividends being taxable to the holders of the Common Stock.

Sale or Exchange of the Series A Preferred Stock and Common Stock

          The shareholder selling or exchanging the Series A Preferred Stock or the Common Stock will realize gain or loss equal to the difference between the amount received upon the sale or exchange and the tax basis of such shares. Such gain or loss may be subject to capital gain or loss treatment if the Series A Preferred Stock or the Common Stock is held as a capital asset and may be classified as a long-term capital gain or loss if the holding period for the Series A Preferred Stock or the Common Stock exceeds one (1) year.


                          USE OF PROCEEDS

          The Company estimates that the net proceeds from the sale of the 3,291,407 Shares offered hereby, after payment of the expenses of this offering, will be $3,244,452. In the event the Additional Shares are sold, the Company estimates that the net proceeds from the sale of the 3,785,118 Shares offered hereby, after payment of the expenses of this offering, will be $3,738,163.

          It is anticipated that the net proceeds, assuming the Additional Shares are not sold, will be applied substantially as follows:


          Repayment of Notes <1>               $  500,000
          Working Capital and other General
           Corporate Purposes <2>               2,744,452
                                               $3,244,452

     <F1>  The Notes bear interest at the rate of 9% per
annum and mature on the earlier of (i) July 31, 1996; (ii) the date on which the Company receives debt or equity financing the gross proceeds of which are equal to or greater than $1,000,000 or (iii) the Expiration Date. The proceeds from the sale the Notes were used for expenses relating to capital improvements in the Company's new facilities and for general working capital purposes. See "Recent Developments."

     <F2>  Proceeds, if any, received by the Company from
the sale of Additional Shares will be added to working capital.


                    DESCRIPTION OF CAPITAL STOCK


Common Stock

          The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.01 per share. As of March 31, 1995 there were 6,582,815 outstanding shares of the Company's Common Stock held by approximately 485 shareholders of record. The holders of Common Stock have the following rights: to share ratably in the distribution of dividends, as and when declared by the Board of Directors out of funds legally available therefor; to cast one vote per share on all matters voted on by shareholders generally, except with respect to the election of directors each holder of Common Stock has cumulative voting rights and may cast a number of votes equal to the number of shares of Common Stock owned by him or her multiplied by the number of directors to be elected to be distributed among nominees equally or divided among any number of the nominees in such proportion as the shareholder may desire; and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The shares of Common Stock are not redeemable and do not carry any preemptive rights to subscribe for or purchase any additional shares of any class of stock. The currently outstanding shares of Common Stock are, and the shares of Common Stock to be issued hereunder will be, upon issuance by the Company against receipt of the purchase price therefore fully paid and nonassessable by the Company.

Preferred Stock

   General

          Under the Company's Certificate of Incorporation, the
Board of Directors of the Company has the authority to divide the 10,000,000 authorized shares of preferred stock, $1.00 par value, into series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, if any, the rate of dividend, the priority of payment thereof, and the right to cumulation thereof, if any, redemption terms and conditions, and the right of conversion, if any. The holders of preferred stock have no preemptive right to subscribe to any additional securities which may be issued by the Company. No shares of preferred stock are currently outstanding.

          On June 13, 1995, the Board of Directors adopted a Certificate of Designation of the 9% Cumulative Convertible
Preferred Stock offered hereby, the rights and privileges of which are described below.

           The Series A Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The rights of the holders of Shares of Series A Preferred Stock will be subordinate to the rights of general creditors.

          The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Certificate of Designation, a copy of which has been filed as an Exhibit to the Registration Statement.

   Dividend Rights and Limitations

          The holders of the Shares of Series A Preferred Stock in preference to holders of the Common Stock, will be entitled to receive cumulative cash dividends, out of funds legally available therefor at an annual rate of nine (9%) percent of the liquidation value thereof, payable quarterly on March 31, June 30, September 30 and December 31 of each year, provided that, if on any such day banks in the City of New York are authorized or required to close, dividends otherwise payable on such day will be payable on the next day that banks in the City of New York are not authorized or required to close.

          The dividends on the Shares of Series A Preferred Stock will accrue and be cumulative from the date of first issuance. The amount of dividends payable on each Share of Series A Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for the initial dividend period and for any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months.

          Holders of Shares of Series A Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full dividends (including accrued dividends, if any) on Shares of Series A Preferred Stock. No interest or sum of money in lieu of interest will be payable in respect of any dividend or payments which may be in arrears.

          The Company may not declare or pay any dividend or make any distribution of assets on, or redeem, purchase or otherwise acquire shares of Common Stock or of any other stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, unless all accrued and unpaid dividends on the Series A Preferred Stock for all prior dividend periods have been or contemporaneously are declared and paid and the full quarterly dividend on the Series A Preferred Stock for the current dividend period has been or contemporaneously is declared and set apart for payment.

          Whenever all accrued dividends on the Series A Preferred Stock are not paid in full, the Company may not declare or pay dividends or make any distribution of assets on any other stock of the Company ranking on a parity with the Series A Preferred Stock as to the payment of dividends unless (i) all accrued and unpaid dividends on the Series A Preferred Stock for all prior dividend periods are contemporaneously declared and paid, or (ii) all dividends declared and paid or set apart for payment or other distributions made per share on the Series A Preferred Stock and such other parity stock of the Company are declared and paid or set apart for payment or made pro rata so that the amount of dividends declared and paid or set apart for payment or other distributions made per share on the Series A Preferred Stock will bear the same ratio that accrued and unpaid dividends per share on the Series A Preferred Stock will, and such other stock of the Company, bear to each other.

          Whenever all accrued dividends on the Series A Preferred Stock are not paid in full, the Company may not redeem, purchase or otherwise acquire other stock of the Company ranking on a parity with the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up unless (i) all outstanding Shares of the Series A Preferred Stock are contemporaneously redeemed, or
(ii) a pro rata redemption is made of Shares of Series A Preferred Stock and such other stock of the Company with the amount allocable to each series of such stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and the shares of each series being redeemed only on a pro rata basis.

   Liquidation Rights

          Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock will be entitled to receive and to be paid out of the assets of the Company available for distribution a liquidation distribution in cash in an amount equal to $1.00 per Share plus accrued and unpaid dividends thereon to the date of such distribution, before any payment may be made to the holders of Common Stock or any other securities of the Company ranking junior to the Series A Preferred Stock as to the distribution of assets upon liquidation. No such payment on account of a liquidation, dissolution or winding up of the Company may be made to the holders of any class or series of stock of the Company ranking on a parity with the Series A
Preferred Stock in respect of the distribution of assets upon liquidation unless the holders of the Series A Preferred Stock receive the distributive amounts ratably in accordance with the full distributive amounts which they and the holders of such parity stock are respectively entitled to receive upon such preferential distribution.

          Neither the sale of all or substantially all of the assets of the Company, nor the merger or consolidation of the Company into or with any other entity would be deemed to be a liquidation, dissolution or winding up of the Company. After the payment to the holders of the Series A Preferred Stock of the full preferential amounts provided for above, the holders of the Series A Preferred Stock as such will have no right or claim to any of the remaining assets of the Company.

  Conversion Rights

          The holders of Shares of Series A Preferred Stock have the right at their option to convert such Shares into shares of Common Stock of the Company at any time until June 30,2000 at a conversion price subject to adjustment under certain conditions of $1.25 per Share. The value of each Share of Series A Preferred Stock for conversion purposes is $1.00 and each Share would therefore be convertible into one share of Common Stock upon payment of additional consideration of $0.25. If any Shares of Series A Preferred Stock are called for redemption, the conversion rights pertaining thereto will terminate at the close of business on the business day next preceding the redemption date. The Company shall make no payment or adjustment on account of any dividends accrued and unpaid on any Shares of Series A Preferred Stock surrendered for conversion. Holders who convert their Shares of Series A Preferred Stock after the record date for a dividend and before the payment date for such dividend will be entitled to the dividend as if they held their Shares on the record date. No fractional shares will be issued upon conversion and, in lieu of any fractional share, an adjustment in cash will be made based on the then current market price of the Common Stock.

          The conversion price is subject to adjustment as set forth in the Certificate of Designation upon the occurrence of certain events, including: (i) the payment by the Company of any dividend or other distribution on any class of its capital stock in shares of Common Stock or securities convertible into Common
Stock, (ii) subdivisions, combinations or reclassifications of Common Stock, (iii) the Company's issuance of options, rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock at less than the then current market price, and (iv) distributions to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding cash dividends or distributions and dividends payable in shares of Common Stock).

          Adjustments to the conversion price, or the failure to make such adjustments, may in certain circumstances result in distributions that could be taxable as dividends under Sections 301 and 305 of the Code to holders of the Series A Preferred Stock or Common Stock. See "Certain Federal Income Tax Considerations - Adjustment of Conversion Price."

   Redemption

          The Shares of the Series A Preferred Stock are not subject to redemption on or prior to June 30, 1998.
After June 30, 1998, the Series A Preferred Stock is redeemable in whole or in part, at any time at the option of the Company, at the following redemption prices: (i) if redeemed during the first 12-month period - $1.10 per Share, and (ii) $1.00 per Share thereafter, plus an amount in cash equal to all accrued and unpaid dividends thereon to the date fixed for redemption.

          If less than all of the outstanding Shares of Series A Preferred Stock are to be redeemed, the Company will redeem such Shares on a pro rata basis. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preferred Stock.

          Notice of redemption will be mailed at least thirty
(30) days but not more than sixty (60) days before the redemption date to each holder of record of Shares of Series A Preferred Stock to be redeemed at the address shown on the books of the Company. On and after the redemption date dividends will cease to accrue on Shares of Series A Preferred Stock called for redemption and all rights of the holders of such Shares, including conversion rights, shall terminate except the right to receive the redemption price.

   Voting Rights

          The holders of Shares of the Series A Preferred Stock are not entitled to any voting rights except as required by law or as described below. In the event quarterly dividends are in arrears the holders of Shares of the Series A Preferred Stock shall have the same voting rights as if such Shares of Series A Preferred Stock had been converted into Shares of Common Stock.

Transfer Agent

      The Company's transfer agent is Norwest Bank Minnesota, N.A.



                        EXPERTS


          The financial statements of the Company as of December 31, 1994 and for the year then ended included in this Prospectus have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of the Company as of December 31, 1993 and for the years ended December 31, 1993 and December 31, 1992 included in this Prospectus have been incorporated by reference herein and in the Registration Statement in reliance on the report of Deloitte & Touche, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



           LEGAL MATTERS


          Certain legal matters relating to the Shares will be passed upon for the Company by Cohen, Berke, Bernstein, Brodie, Kondell & Laszlo, P.A., 2601 South Bayshore Drive, 19th Floor,
Miami, Florida  33133.

No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in this Prospectus; any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation, of an offer to buy, any of the securities covered by this Prospectus by the Company in any state to any person to whom it is unlawful for the Company to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

Up to 4,041,407 Shares of Series A Preferred Stock and 4,041,407
Shares of Common Stock

TABLE OF CONTENTS

DYNAMIC HEALTHCARE TECHNOLOGIES, INC.  1

AVAILABLE INFORMATION  3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  3

PROSPECTUS SUMMARY  4

SPECIAL CONSIDERATIONS  7

RECENT DEVELOPMENTS  9

THE RIGHTS OFFERING  9

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS 14

USE OF PROCEEDS 17

DESCRIPTION OF CAPITAL STOCK 18

EXPERTS 21

LEGAL MATTERS 21


DYNAMIC HEALTHCARE
TECHNOLOGIES, INC.

PROSPECTUS



July 10, 1995

PART II

           INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the
Registrant:



   Securities and Exchange Commission
    registration fee                               $  1,955.00

   Legal fees and expenses                           25,000.00

   Accounting fees and expenses                       5,000.00

   Printing fees                                      5,000.00

   Blue Sky qualification fees and expenses           5,000.00

   Miscellaneous                                      5,000.00

                TOTAL                               $46,955.00


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 21-2004(15) of the Nebraska Business
Corporation Act sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Bylaws of the Company provide that the directors, officers, employees and agents shall be indemnified provided he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Such indemnity shall extend to expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

          The Company carries a liability insurance policy for its officers and directors.

ITEM 16.  EXHIBITS

      Exhibits                  Description                       Page

         4.1          Form of Certificate of Designation for 9%
                      Cumulative
                      Convertible Preferred Stock
        *4.2          Form of Series A Preferred Stock
                      Certificate
        *4.3 Form of Rights Certificate representing Dynamic Healthcare Technologies, Inc. Subscription Rights
        *4.4 Form of Subscription Agreement for the exercise of Dynamic Healthcare Technologies, Inc. Subscription Rights

         *5.          Opinion of Cohen, Berke, Bernstein,
                      Brodie, Kondell & Laszlo, P.A.
                      regarding legality of securities being
                      registered
         10.1         Sublease Agreement between John Alden Life
                      Insurance
                      Company and Registrant
       **10.2         1993 Incentive Stock Option Plan
        *10.3         1993 Director and Officer Stock Warrant
                      and Option Plan
      ***10.4         1993 Employee Stock Option Plan
         10.5         Employment Agreement between the
                      Registrant
                      and David M. Pomerance
    *****10.6         Employment Agreement between the
                      Registrant
                      and Mitchel J. Laskey
     ****11.          Statement Regarding Computation of Per
                      Share Earnings
         12.          Computation of Ratio of Earnings to Fixed
                      Charges
     ****13. Annual Report to Security Holders for the fiscal year ended December 31, 1994
         23.1          Consent of Cohen, Berke, Bernstein,
                       Brodie,
                       Kondell & Laszlo, P.A. (contained in
                       Exhibit 5)
         23.2          Consent of KPMG Peat Marwick LLP
         24. Power of Attorney (included in signature page to this Registration Statement)




   *    To be filed by amendment.
  **    Previously filed with the Company's Registration
        Statement on Form S-8    (SEC File No. 33-72684)
 ***    Previously filed with the Company's Registration
        Statement on Form S-8
        (SEC File No. 33-72764)
****    Previously filed with Registrants Annual Report on Form
        10-K for the  year ended December 31, 1994
        (SEC File No. 0-12516)
*****   Previously filed with the Company's Current Report on
        Form 8-K dated August 23, 1994

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i)  To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes to supplement the Prospectus, after the expiration of the Rights Offering, to set forth the results of the Rights Offering, the amount of unsubscribed securities to be offered on a best efforts basis by the Underwriter, and the terms of the Subsequent Offering thereof. If any public offering by the Registrant is to be made on terms differing from those set forth on the cover page of the Prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of
1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                          SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maitland, Florida on the 10th day of July, 1995.



                          DYNAMIC HEALTHCARE TECHNOLOGIES, INC.




                           By:  /S/PAUL S. GLOVER

                                Paul S. Glover
                                Vice President of Finance



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints Mitchel J. Laskey or David M. Pomerance his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

        Signature                    Title                      Date

  /S/THOMAS J. MARTINSON      Chairman of the Board         July 10, 1995
  Thomas J. Martinson


  /S/DAVID M. POMERANCE       CEO, Secretary & Director     July 10, 1995
  David M. Pomerance


  /S/MITCHEL J. LASKEY        President, COO, Treasurer     July 10, 1995
  Mitchel J. Laskey            and Director


  /S/PAUL S. GLOVER           Vice President of Finance,    July 10, 1995
  Paul S. Glover                CFO


  /S/JERRY L. CARSON          Director                      July 10, 1995
  Jerry L. Carson


  /S/KENNETH C. COON          Director                      July 10, 1995
  Kenneth C. Coon

                      INDEX TO EXHIBITS

      Exhibits                 Description                         Page

          4.1         Certificate of Designation for 9%
                      Cumulative
                      Convertible Preferred Stock

         *4.2         Form of Series A Preferred Stock
                      Certificate

         *4.3         Form of Rights Certificate representing
                      Dynamic Healthcare Technologies, Inc.
                      Subscription Rights

         *4.4         Form of Subscription Agreement for the
                      exercise
                      of  Dynamic Healthcare Technologies, Inc.
                      Subscription Rights

          *5.         Opinion of Cohen, Berke, Bernstein, Brodie,
                      Kondell & Laszlo, P.A. regarding legality of securities being registered

          10.1        Sublease Agreement between John Alden Life
                      Insurance
                      Company and Registrant

        **10.2        1993 Incentive Stock Option Plan

         *10.3        1993 Director and Officer Stock Warrant and
                      Option Plan

       ***10.4        1993 Employee Stock Option Plan

           10.5       Employment Agreement between the Registrant
                      and David M. Pomerance
      *****10.6       Employment Agreement between the Registrant
                      and Mitchel J. Laskey

       ****11.        Statement Regarding Computation of Per
                      Share Earnings

           12.        Computation of Ratio of Earnings to Fixed
                      Charges

       ****13. Annual Report to Security Holders for the fiscal year ended December 31, 1994

           23.1       Consent of Cohen, Berke, Bernstein, Brodie,
                      Kondell & Laszlo, P.A. (contained in
                      Exhibit 5)

           23.2       Consent of KPMG Peat Marwick L.L.P.

           24 Power of Attorney (included in signature page to this Registration Statement)

           *    To be filed by amendment.
          **    Previously filed with the Company's Registration
                Statement on Form S-8   (SEC File No. 33-72684)
        *** Previously filed with the Company's Registration Statement on Form S-8 (SEC File No. 33-72764)
       **** Previously filed with Registrants Annual Report on Form 10-K for the year ended December 31,1994 (SEC File No. 0-12516)
      ***** Previously filed with the Company's Current Report on Form 8-K dated August 23, 1994